SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In September 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	62,841,818	0.1821	0.0954
Shares	Preferred	297,305,186	0.9474	0.4512
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Direct with the Company	Sell	01	700,000	980.03	686,021.00
Shares	Preferred	Direct with the Company	Sell	28	500,000	986.44	493,220.00
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	62,841,818	0.1821	0.0954
Shares	Preferred	296,105,186	0.9435	0.4493

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In September 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	(X) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	30,652,148,473	88.8092	46.5151
Shares	Preferred	12,273,665,396	39.1097	18.6255
Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	5,000	6.1196	2.4212
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Hedging Griffo	Buy	01	300,000	857.00	257,100.00
Shares	Common	Hedging Griffo	Buy	01	1,390,000	857.50	1,191,925.00
Shares	Common	Hedging Griffo	Buy	01	1,420,000	858.80	1,219,496.00
Shares	Common	Hedging Griffo	Buy	01	50,000	860.53	43,026.50
Shares	Common	Hedging Griffo	Buy	01	50,000	860.57	43,028.50
Shares	Common	Hedging Griffo	Buy	01	2,060,000	861.00	1,773,660.00
Shares	Common	Hedging Griffo	Buy	01	20,000	861.40	17,228.00
Shares	Common	Hedging Griffo	Buy	01	50,000	861.41	43,070.50
Shares	Common	Hedging Griffo	Buy	01	30,000	861.48	25,844.40
Shares	Common	Hedging Griffo	Buy	01	50,000	861.69	43,084.50
Shares	Common	Hedging Griffo	Buy	01	400,000	861.76	344,704.00
Shares	Common	Hedging Griffo	Buy	01	10,000	861.98	8,619.80
Shares	Common	Hedging Griffo	Buy	01	120,000	861.99	103,438.80
Shares	Common	Hedging Griffo	Buy	01	50,000	862.11	43,105.50
Shares	Common	Hedging Griffo	Buy	01	40,000	862.27	34,490.80
Shares	Common	Hedging Griffo	Buy	01	60,000	862.32	51,739.20
Shares	Common	Hedging Griffo	Buy	01	10,000	862.50	8,625.00
Shares	Common	Hedging Griffo	Buy	01	50,000	862.70	43,135.00
Shares	Common	Bradesco	Buy	01	90,000	857.00	77,130.00
Shares	Common	Bradesco	Buy	01	530,000	861.01	456,335.30
Shares	Common	Bradesco	Buy	01	50,000	861.47	43,073.50
Shares	Common	Bradesco	Buy	01	10,000	861.49	8,614.90
Shares	Common	Bradesco	Buy	01	100,000	861.50	86,150.00
Shares	Common	Bradesco	Buy	01	400,000	862.00	344,800.00
Shares	Common	Bradesco	Buy	01	230,000	864.49	198,832.70
Shares	Common	Bradesco	Buy	01	100,000	865.00	86,500.00
Shares	Common	Hedging Griffo	Buy	06	40,000	851.99	34,079.60
Shares	Common	Hedging Griffo	Buy	06	30,000	852.02	25,560.60
Shares	Common	Hedging Griffo	Buy	06	10,000	852.03	8,520.30
Shares	Common	Hedging Griffo	Buy	06	50,000	852.04	42,602.00
Shares	Common	Hedging Griffo	Buy	06	10,000	852.85	8,528.50
Shares	Common	Hedging Griffo	Buy	06	40,000	852.86	34,114.40
Shares	Common	Hedging Griffo	Buy	06	10,000	853.00	8,530.00
Shares	Common	Hedging Griffo	Buy	06	830,000	854.00	708,820.00
Shares	Common	Bradesco	Buy	06	110,000	850.00	93,500.00
Shares	Common	Bradesco	Buy	06	10,000	850.02	8,500.20
Shares	Common	Bradesco	Buy	06	40,000	851.15	34,046.00
Shares	Common	Bradesco	Buy	06	210,000	852.00	178,920.00
Shares	Common	Bradesco	Buy	06	10,000	852.85	8,528.50
Shares	Common	Bradesco	Buy	06	410,000	853.00	349,730.00
Shares	Common	Bradesco	Buy	06	180,000	854.00	153,720.00

Shares	Common	Hedging Griffo	Buy	13	30,000	852.49	25,574.70
Shares	Common	Hedging Griffo	Buy	13	50,000	852.50	42,625.00
Shares	Common	Hedging Griffo	Buy	13	50,000	853.01	42,650.50
Shares	Common	Hedging Griffo	Buy	13	50,000	856.01	42,800.50
Shares	Common	Ágora Senior	Buy	13	980,000	850.94	833,921.20
Shares	Common	Ágora Senior	Buy	13	50,000	853.50	42,675.00
Shares	Common	Ágora Senior	Buy	13	100,000	854.00	85,400.00
Shares	Common	Ágora Senior	Buy	13	50,000	855.00	42,750.00
Shares	Common	Ágora Senior	Buy	13	30,000	855.99	25,679.70
Shares	Common	Ágora Senior	Buy	13	2,700,000	856.00	2,311,200.00
Shares	Common	Ágora Senior	Buy	13	400,000	857.00	342,800.00
Shares	Common	Ágora Senior	Buy	13	70,000	859.99	60,199.30
Shares	Common	Ágora Senior	Buy	13	90,000	860.00	77,400.00
Shares	Common	Hedging Griffo	Buy	18	10,000	867.49	8,674.90
Shares	Common	Hedging Griffo	Buy	18	250,000	867.50	216,875.00
Shares	Common	Hedging Griffo	Buy	18	30,000	867.99	26,039.70
Shares	Common	Hedging Griffo	Buy	21	5,000,000	844.00	4,220,000.00
Shares	Common	Hedging Griffo	Buy	21	190,000	845.00	160,550.00
Shares	Common	Hedging Griffo	Buy	21	270,000	846.00	228,420.00
Shares	Common	Hedging Griffo	Buy	21	5,000,000	846.22	4,231,100.00
Shares	Common	Hedging Griffo	Buy	21	100,000	846.50	84,650.00
Shares	Common	Hedging Griffo	Buy	21	200,000	847.00	169,400.00
Shares	Common	Hedging Griffo	Buy	21	210,000	848.00	178,080.00
Shares	Common	Hedging Griffo	Buy	21	1,050,000	849.00	891,450.00
Shares	Common	Hedging Griffo	Buy	21	2,000,000	849.50	1,699,000.00
Shares	Common	Hedging Griffo	Buy	21	1,100,000	850.00	935,000.00
Shares	Common	Hedging Griffo	Buy	21	1,700,000	851.00	1,446,700.00
Shares	Common	Hedging Griffo	Buy	21	60,000	852.00	51,120.00
Shares	Common	Hedging Griffo	Buy	21	2,600,000	853.00	2,217,800.00
Shares	Common	Bradesco	Buy	21	60,000	849.00	50,940.00
Shares	Common	Bradesco	Buy	21	320,000	850.00	272,000.00
Shares	Common	Hedging Griffo	Buy	28	6,610,000	880.88	5,822,616.80
Shares	Common	Bradesco	Buy	28	10,000	869.96	8,699.60
Shares	Common	Bradesco	Buy	28	20,000	874.97	17,499.40
Shares	Common	Bradesco	Buy	28	80,000	874.98	69,998.40
Shares	Common	Bradesco	Buy	28	700,000	875.00	612,500.00
Shares	Common	Bradesco	Buy	28	3,000,000	875.90	2,627,700.00
Shares	Common	Bradesco	Buy	28	10,000	877.00	8,770.00
Shares	Common	Bradesco	Buy	28	10,000	877.99	8,779.90
Shares	Common	Bradesco	Buy	28	30,000	878.00	26,340.00
Shares	Common	Bradesco	Buy	28	4,520,000	880.00	3,977,600.00
Shares	Common	Bradesco	Buy	28	3,500,000	881.00	3,083,500.00
			Total Buy		52,950,000		45,621,937.60

Shares	Preferred	Hedging Griffo	Sell	01	300,000	975.00	292,500.00
Shares	Preferred	Hedging Griffo	Sell	01	50,000	975.25	48,762.50
Shares	Preferred	Hedging Griffo	Sell	01	260,000	978.00	254,280.00
Shares	Preferred	Hedging Griffo	Sell	01	1,580,000	978.50	1,546,030.00
Shares	Preferred	Hedging Griffo	Sell	01	860,000	979.00	841,940.00
Shares	Preferred	Hedging Griffo	Sell	01	10,000	979.90	9,799.00
Shares	Preferred	Hedging Griffo	Sell	01	900,000	980.00	882,000.00
Shares	Preferred	Hedging Griffo	Sell	01	50,000	981.01	49,050.50
Shares	Preferred	Hedging Griffo	Sell	01	40,000	981.06	39,242.40
Shares	Preferred	Hedging Griffo	Sell	01	190,000	981.55	186,494.50
Shares	Preferred	Hedging Griffo	Sell	01	70,000	982.00	68,740.00
Shares	Preferred	Hedging Griffo	Sell	01	40,000	982.01	39,280.40
Shares	Preferred	Hedging Griffo	Sell	01	350,000	982.50	343,875.00
Shares	Preferred	Hedging Griffo	Sell	01	10,000	982.51	9,825.10
Shares	Preferred	Hedging Griffo	Sell	01	20,000	982.67	19,653.40
Shares	Preferred	Hedging Griffo	Sell	01	50,000	982.68	49,134.00
Shares	Preferred	Hedging Griffo	Sell	01	90,000	982.75	88,447.50
Shares	Preferred	Hedging Griffo	Sell	01	40,000	982.81	39,312.40
Shares	Preferred	Hedging Griffo	Sell	01	350,000	983.00	344,050.00

Shares	Preferred	Hedging Griffo	Sell	01	50,000	983.05	49,152.50
Shares	Preferred	Hedging Griffo	Sell	01	40,000	983.51	39,340.40
Shares	Preferred	Hedging Griffo	Sell	01	50,000	984.00	49,200.00
Shares	Preferred	Bradesco	Sell	01	30,000	979.00	29,370.00
Shares	Preferred	Bradesco	Sell	01	50,000	979.10	48,955.00
Shares	Preferred	Bradesco	Sell	01	30,000	980.79	29,423.70
Shares	Preferred	Bradesco	Sell	01	100,000	980.90	98,090.00
Shares	Preferred	Bradesco	Sell	01	30,000	982.50	29,475.00
Shares	Preferred	Bradesco	Sell	01	290,000	983.00	285,070.00
Shares	Preferred	Bradesco	Sell	01	50,000	983.25	49,162.50
Shares	Preferred	Bradesco	Sell	01	40,000	983.50	39,340.00
Shares	Preferred	Bradesco	Sell	01	60,000	983.81	59,028.60
Shares	Preferred	Bradesco	Sell	01	290,000	984.00	285,360.00
Shares	Preferred	Bradesco	Sell	01	10,000	984.01	9,840.10
Shares	Preferred	Bradesco	Sell	01	50,000	984.05	49,202.50
Shares	Preferred	Bradesco	Sell	01	30,000	984.06	29,521.80
Shares	Preferred	Bradesco	Sell	01	10,000	984.50	9,845.00
Shares	Preferred	Bradesco	Sell	01	200,000	985.50	197,100.00
Shares	Preferred	Bradesco	Sell	01	60,000	986.50	59,190.00
Shares	Preferred	Hedging Griffo	Sell	06	30,000	967.05	29,011.50
Shares	Preferred	Hedging Griffo	Sell	06	40,000	967.06	38,682.40
Shares	Preferred	Hedging Griffo	Sell	06	50,000	967.07	48,353.50
Shares	Preferred	Hedging Griffo	Sell	06	30,000	968.00	29,040.00
Shares	Preferred	Hedging Griffo	Sell	06	10,000	968.16	9,681.60
Shares	Preferred	Hedging Griffo	Sell	06	10,000	968.19	9,681.90
Shares	Preferred	Hedging Griffo	Sell	06	730,000	969.29	707,581.70
Shares	Preferred	Bradesco	Sell	06	10,000	958.00	9,580.00
Shares	Preferred	Bradesco	Sell	06	50,000	964.00	48,200.00
Shares	Preferred	Bradesco	Sell	06	80,000	964.68	77,174.40
Shares	Preferred	Bradesco	Sell	06	200,000	967.00	193,400.00
Shares	Preferred	Bradesco	Sell	06	70,000	967.05	67,693.50
Shares	Preferred	Bradesco	Sell	06	20,000	967.06	19,341.20
Shares	Preferred	Bradesco	Sell	06	330,000	968.00	319,440.00
Shares	Preferred	Bradesco	Sell	06	100,000	969.00	96,900.00
Shares	Preferred	Hedging Griffo	Sell	13	20,000	963.32	19,266.40
Shares	Preferred	Hedging Griffo	Sell	13	50,000	963.33	48,166.50
Shares	Preferred	Hedging Griffo	Sell	13	40,000	964.25	38,570.00
Shares	Preferred	Hedging Griffo	Sell	13	50,000	967.30	48,365.00
Shares	Preferred	Ágora Senior	Sell	13	870,000	960.00	835,200.00
Shares	Preferred	Ágora Senior	Sell	13	1,000,000	962.90	962,900.00
Shares	Preferred	Ágora Senior	Sell	13	40,000	962.99	38,519.60
Shares	Preferred	Ágora Senior	Sell	13	110,000	963.00	105,930.00
Shares	Preferred	Ágora Senior	Sell	13	1,330,000	964.00	1,282,120.00
Shares	Preferred	Ágora Senior	Sell	13	20,000	964.10	19,282.00
Shares	Preferred	Ágora Senior	Sell	13	30,000	964.24	28,927.20
Shares	Preferred	Ágora Senior	Sell	13	270,000	964.50	260,415.00
Shares	Preferred	Ágora Senior	Sell	13	50,000	964.53	48,226.50
Shares	Preferred	Ágora Senior	Sell	13	50,000	964.77	48,238.50
Shares	Preferred	Ágora Senior	Sell	13	100,000	965.28	96,528.00
Shares	Preferred	Ágora Senior	Sell	13	10,000	965.53	9,655.30
Shares	Preferred	Ágora Senior	Sell	13	10,000	966.00	9,660.00
Shares	Preferred	Ágora Senior	Sell	13	80,000	967.50	77,400.00
Shares	Preferred	Hedging Griffo	Sell	18	60,000	979.82	58,789.20
Shares	Preferred	Hedging Griffo	Sell	18	100,000	980.28	98,028.00
Shares	Preferred	Hedging Griffo	Sell	18	90,000	980.60	88,254.00
Shares	Preferred	Hedging Griffo	Sell	18	10,000	981.99	9,819.90
Shares	Preferred	Hedging Griffo	Sell	21	2,000,000	941.99	1,883,980.00
Shares	Preferred	Hedging Griffo	Sell	21	1,000,000	946.00	946,000.00
Shares	Preferred	Hedging Griffo	Sell	21	390,000	948.00	369,720.00
Shares	Preferred	Hedging Griffo	Sell	21	500,000	950.00	475,000.00
Shares	Preferred	Hedging Griffo	Sell	21	10,000	951.25	9,512.50
Shares	Preferred	Hedging Griffo	Sell	21	100,000	952.00	95,200.00
Shares	Preferred	Hedging Griffo	Sell	21	50,000	952.20	47,610.00

Shares	Preferred	Hedging Griffo	Sell	21	210,000	953.00	200,130.00
Shares	Preferred	Hedging Griffo	Sell	21	120,000	955.00	114,600.00
Shares	Preferred	Hedging Griffo	Sell	21	230,000	955.99	219,877.70
Shares	Preferred	Hedging Griffo	Sell	21	180,000	956.00	172,080.00
Shares	Preferred	Hedging Griffo	Sell	21	4,420,000	956.22	4,226,492.40
Shares	Preferred	Hedging Griffo	Sell	21	310,000	959.58	297,469.80
Shares	Preferred	Hedging Griffo	Sell	21	640,000	962.01	615,686.40
Shares	Preferred	Hedging Griffo	Sell	21	630,000	965.00	607,950.00
Shares	Preferred	Hedging Griffo	Sell	21	1,220,000	966.00	1,178,520.00
Shares	Preferred	Hedging Griffo	Sell	21	1,740,000	966.50	1,681,710.00
Shares	Preferred	Hedging Griffo	Sell	21	50,000	966.75	48,337.50
Shares	Preferred	Hedging Griffo	Sell	21	1,620,000	967.00	1,566,540.00
Shares	Preferred	Hedging Griffo	Sell	21	1,510,000	968.00	1,461,680.00
Shares	Preferred	Bradesco	Sell	21	50,000	968.07	48,403.50
Shares	Preferred	Bradesco	Sell	21	20,000	963.01	19,260.20
Shares	Preferred	Bradesco	Sell	21	50,000	964.44	48,222.00
Shares	Preferred	Bradesco	Sell	21	40,000	964.86	38,594.40
Shares	Preferred	Bradesco	Sell	21	70,000	965.00	67,550.00
Shares	Preferred	Bradesco	Sell	21	80,000	966.01	77,280.80
Shares	Preferred	Bradesco	Sell	21	80,000	967.00	77,360.00
Shares	Preferred	Hedging Griffo	Sell	28	510,000	988.00	503,880.00
Shares	Preferred	Hedging Griffo	Sell	28	40,000	988.01	39,520.40
Shares	Preferred	Hedging Griffo	Sell	28	5,330,000	991.00	5,282,030.00
Shares	Preferred	Bradesco	Sell	28	20,000	980.00	19,600.00
Shares	Preferred	Bradesco	Sell	28	2,680,000	981.00	2,629,080.00
Shares	Preferred	Bradesco	Sell	28	690,000	985.50	679,995.00
Shares	Preferred	Bradesco	Sell	28	2,330,000	985.60	2,296,448.00
Shares	Preferred	Bradesco	Sell	28	3,920,000	986.72	3,867,942.40
Shares	Preferred	Bradesco	Sell	28	40,000	988.00	39,520.00
Shares	Preferred	Bradesco	Sell	28	30,000	990.00	29,700.00
Shares	Preferred	Bradesco	Sell	28	900,000	990.01	891,009.00
			Total Sell		46,690,000		45,407,598.60
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	30,705,098,473	88.9627	46.5954
Shares	Preferred	12,226,975,396	38.9609	18.5546
Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	5,000	6.1196	2.4212

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In September 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	27,414	0.0001	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	27,414	0.0001	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In September 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	(X) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	1,345	0.0000	0.0000
Shares	Preferred	6,725	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	1,345	0.0000	0.0000
Shares	Preferred	6,725	0.0000	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.